                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                   Tender Offer Statement (Amendment No. 1)
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                            ______________________

                              AG ASSOCIATES, INC.
                            ______________________
                           (Name of Subject Company)

                         STEAG ELECTRONIC SYSTEMS GMBH
                                      AND
                          MIG ACQUISITION CORPORATION
                             _____________________
                                   (Bidders)

                        Common Stock, without par value
                          __________________________
                        (Title of Class of Securities)

                                  001073 10 5
                      ___________________________________
                     (CUSIP Number of Class of Securities)

                             Dr. Peter Lockowandt
                         STEAG Electronic Systems GmbH
                           Ruttenscheider Strasse 1-3
                             45128 Essen, Germany
                               011-201-801-2510
                           _________________________

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)
                       _________________________________

                                   Copy to:
                          John W. Campbell III, Esq.
                            Morrison & Foerster LLP
                               425 Market Street
                       San Francisco, California  94105
                                (415) 268-7000

                                ______________

                           CALCULATION OF FILING FEE

===============================================================================
         Transaction Valuation*                     Amount of Filing Fee**
-------------------------------------------------------------------------------
            $34,116,461.50                                $6,823.29
===============================================================================
* For the purpose of calculating the fee only, this amount assumes the purchase of 6,202,993 shares of Common Stock of AG Associates, Inc. ("Shares") at $5.50 per Share.

**  1/50 of 1% of the Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,823.29          Filing Party:  MIG Acquisition
                                           Corporation and STEAG
                                           Electronic Systems GmbH
Form or Registration No.: Schedule 14D-1   Date Filed:  January 22, 1999

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on January 22, 1999 by MIG Acquisition Corporation (the "Purchaser") and STEAG Electronic Systems GmbH (the "Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, without par value (the "Shares"), of AG Associates, Inc., a California corporation, at a price of $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

          Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

          Item 10.  Additional Information.

                    The information set forth in Items 10(b), (c) and (f) is hereby amended and supplemented by the following:

                    The Parent originally filed a Pre-Merger Notifications and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice (the "Antitrust Division") in connection with the Offer on January 21, 1999. Pursuant to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), the purchase of Shares pursuant to the Offer is subject to a 15-calendar day waiting period following the filing of the Pre-Merger Notifications and Report Form. The waiting period relating to the original filing was scheduled to expire at 11:59 p.m., New York City time, on February 5, 1999.

                    On February 3, 1999, in order to provide the Antitrust Division with additional time to complete its review of the Parent's proposed acquisition of the Company, the Parent withdrew its original Pre-Merger Notification and Report Form. On February 4, 1999, the Parent submitted a new Pre-Merger Notification and Report Form. As a result of the withdrawal and refiling, a new regulatory waiting period under the HSR Act commenced on February 4, 1999 and will expire at 11:59 p.m., New York City time, on February 19, 1999, unless such waiting period is earlier terminated by the Antitrust Division or extended by a request from the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period.

                    On February 4, the Parent issued a press release, the full text of which is set forth in Exhibit (a)(9) attached hereto and incorporated herein by reference, regarding the foregoing.

           Item 11. Material to be Filed as Exhibits.

                    Item 11 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(8) the following:

                    (a)(9) Press Release issued by Parent on February 4, 1999.

                                 EXHIBIT LIST

  Exhibit
   Number

(a)(1)         Form of Offer to Purchase dated January 22, 1999.*

(a)(2)         Form of Letter of Transmittal.*

(a)(3)         Form of Notice of Guaranteed Delivery.*

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.*

(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees to Clients.*

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.*

(a)(7)         Summary Advertisement as published in The New York Times on
               January 22, 1999.*

(a)(8)         Joint Press Release issued by Parent and the Company on January
               19, 1999.*

(a)(9)         Press Release issued by Parent on February 4, 1999.

(c)(1)         Agreement and Plan of Merger, dated as of January 18, 1999, among
               Parent, Purchaser and the Company.*

(c)(2)         Stock Option Agreement, dated as of January 18, 1999, among
               Parent, Purchaser and the Company.*

(c)(3) Voting Agreements, dated as of January 18, 1999, January 14, 1999 and December 16, 1998, among Parent Purchaser and certain shareholders of the Company.*

(c)(4)         Common Stock Option, dated as of January 18, 1999, by the
               Company.*

(c)(5)         Option, dated as of January 14, 1999, among Parent, Company and
               Morrison & Foerster LLP.*

_______________________
*Previously Filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 4, 1999

                              STEAG ELECTRONIC SYSTEMS GMBH

                              By:    /s/ Hans-Georg Betz
                                     -------------------
                              Name:  Dr. Hans-Georg Betz
                              Title: President and CEO


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 4, 1999

                              MIG ACQUISITION CORPORATION

                              By:    /s/ Hans-Georg Betz
                                     -------------------
                              Name:  Dr. Hans Georg-Betz
                              Title: Chairman of the Board and President